Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Mr. Robert F. Telewicz, Jr.

November 8, 2017

VIA EDGAR

Re:Mentor Capital, Inc.

Form 10-K for the fiscal year ended December 31, 2016

Filed March 28, 2017

File No. 000-55323

Dear Mr. Telewicz;

We address here our responses to the comments in your letter dated October 27, 2017.

Form 10-K for the fiscal year ended December 31, 2016

Exhibits 31.1 and 31.2

1.We note the language in the certifications filed do not conform exactly to the language set forth in Item 601(b)(31)(i) of Regulations S-K. Specifically, we note the exclusion of internal control over financial reporting language within the introductory sentence of paragraph 4 and the exclusion of the language in paragraph 4(b). Please amend your periodic reports to revise your certifications to conform exactly to the language set forth in Item 601(b)(31)(i) of Regulation S-K.

On October 31, 207, in response to your letter, the Company filed amended Exhibits 31.1 and 31.2 that include the internal control over financial reporting language within the introductory sentence of paragraph 4 and include the language in paragraph 4(b). The following amendments to the Company’s periodic reports were filed:

Form 10-K/A, Amendment No. 1 – For the fiscal year ended December 31, 2016

Form 10-Q/A, Amendment No. 1 – For the fiscal quarter ended March 31, 2017

Form 10-Q/A, Amendment No. 1 – For the fiscal quarter ended June 30, 2017

In a telephone conversation on November 2, 2017, with Mr. Jeffrey Lewis, Staff Accountant with the SEC, we were directed to Compliance and Disclosure Interpretation 246.13 which requires that to correct the language in our Exhibits 31.1 and 31.2, our Form 10-K/A must contain Item 9A disclosure as well as the company’s financial statements. It was noted that the internal control item and the Company’s financial statements should be included in the Forms 10-Q/A for the 1st and 2nd Quarter 2017 corrections to Exhibits 31.1 and 31.2 as well. In order to address these requirements, we have filed the following amendments on November 9, 2017:

Form 10-K/A, Amendment No. 2 – For the fiscal year ended December 31, 2016

Form 10-Q/A, Amendment No. 2 – For the fiscal quarter ended March 31, 2017

Form 10-Q/A, Amendment No. 2 – For the fiscal quarter ended June 30, 2017

* * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission. The Company acknowledges that Staff comments or changes made in response to Staff comments do not foreclose the Commission from taking any action regarding the Company’s filings. The Company acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to your Comment Letter. We sincerely hope that the Staff views our responses as complete and would very much appreciate the Staff contact us to inform us if any further information is required in connection with its review.

If you have any questions, or if we can be of further assistance to you in the review process, please call me at (760) 788-4700.

Securities and Exchange Commission

Response to Comment Letter

November 8, 2017

Sincerely yours,

Mentor Capital, Inc.

By: /s/Chester Billingsley

Print Name: Chester Billingsley

Title: Chief Executive Officer